

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

VIA FACSIMILE AND U.S. MAIL

November 24, 2008

Mr. George E. Kazantzis
President and Principal Financial Officer
Envirokare Tech, Inc.
641 Lexington Avenue, 14th Floor
New York, New York 10022

>   **RE: Envirokare Tech, Inc.**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2007**
>   **Forms 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008**
>   **and September 30, 2008**
>   **File No. 0-26095**

Dear Mr. Kazantzis:

        We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

        If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

                                        Sincerely,

                                        Rufus Decker
                                        Accounting Branch Chief